Exhibit (5)(g)




                                             Partial
                                             Withdrawal
                                             Rider
Golden American is a stock company domiciled in Minneapolis, Minnesota

In this rider, we, our and us refers to Golden American Life Insurance Company. This rider is a part of the policy and any certificate to which it is attached. Its benefits are subject to all of the terms of this rider and the policy. This rider gives the certificate owner the right to make partial withdrawals of the cash surrender value of the certificate after the first certificate year. The amount of a partial withdrawal may be applied under one or more income plans, subject to the requirements of the policy as described in the certificate. See Choosing an Income Plan. The partial withdrawal charge, the minimum partial withdrawal and the maximum withdrawal percentage are shown in the Partial Withdrawal Rider Schedule attached with this rider.

Requirements for Each Partial Withdrawal

Each partial withdrawal is subject to the following requirements:

(1) A partial withdrawal is not permitted during the first year of each certificate. After the first certificate anniversary a partial withdrawal may be made by the certificate owner once during each certificate year.

(2) The amount requested must be at least equal to the minimum partial withdrawal amount.

(3) The maximum amount that may be withdrawn is determined by multiplying the cash surrender value of the certificate by the maximum withdrawal percentage.

(4) The maximum amount that be may withdrawn is further limited by the minimum face amount and guarantee period requirements of the policy as described in the certificate. See Effect of a Partial Withdrawal on Guaranteed Benefits, below.

(5) Any partial withdrawal made will have no impact on the calculation or deduction of any deferred charges against the investment value of the certificate.

(6)  There will be a charge for each partial withdrawal made.

(7)  A partial withdrawal may not be repaid.

Requesting a Partial Withdrawal

A request for a partial withdrawal must be in a written form satisfactory to us. The effective date of a partial withdrawal will be the date we receive a written request at our Customer Service
Center.

Effect of a Partial Withdrawal on the Investment Value and Death
Benefit

As of the effective date of a partial withdrawal:

(1) The investment value of the certificate will be reduced by the sum of the partial withdrawal and the partial withdrawal charge.
(2) The reduction in the investment value will be allocated among the investment divisions in accordance with the certificate owner's instructions. If we do not receive any such instructions, allocation will be among the investment divisions in proportion to the amount of investment value in each division as of the effective date of the partial withdrawal.
(3) Any amounts paid in accordance with the suicide provision of this policy will be reduced by the amount of any partial withdrawals and partial withdrawal charges.
(4) The variable insurance amount will reflect the partial withdrawal.

As of the processing date on or next following the effective date of a partial withdrawal the guaranteed benefits may decrease. See
Effect of a Partial Withdrawal on Guaranteed Benefits.

If the death benefit becomes payable before the processing date on or next following the effective date of a partial withdrawal, we will deduct the amount of the partial withdrawal plus the partial withdrawal charge from the death benefit proceeds payable, if the death benefit is determined to be the face amount.

Effect of a Partial Withdrawal on Guaranteed Benefits

A partial withdrawal may effect the guaranteed benefits under the certificate. The change, if any, in the face amount, guarantee period and tabular value as of the processing date on or next following the effective date of a partial withdrawal will be calculated as follows:

(1) We determine the tabular value as of the effective date of the partial withdrawal immediately before the partial withdrawal.
(2)  We multiply (1) by 110%.
(3) We determine the sum of the cash surrender value plus any debt as of the effective date of the partial withdrawal immediately before the partial withdrawal.
(4)  We subtract the amount of the partial withdrawal from (3).
(5)  We subtract (4) from (2).
(6) If the amount in (5) is zero or negative, the face amount and guaranteed period will not be reduced.
(7) If the amount in (5) is positive, we add interest, at the rate used in our computations shown in the certificate Schedule, to the sum of the partial withdrawal plus the partial withdrawal charge, for the period from the effective date of the partial withdrawal to the processing date on or next following such date.
(8) The amount in (7) will first be applied as a net single premium for the guarantee period to reduce the face amount of the certificate. In no event will we allow the face amount to be reduced below the minimum for which we would then issue the certificate under our rules.
(9) Any excess from (8) will next be applied to reduce the guarantee period. In no event will we allow a partial withdrawal that will reduce the guarantee period, as measured from the processing date on or next following the effective date of the partial withdrawal, below the minimum for which we would then issue the certificate under our rules.
(10) The tabular value will be reduced by the amount in (5), if positive. If this amount is negative or zero, the tabular value will not be reduced as a result of the partial withdrawal.

Notice

We will send the certificate owner a notice of how the certificate benefits are affected by a partial withdrawal.






     President      Secretary

MBL Variable, Inc.
Customer Service Center
P.O. Box 5179 - FDR Station
NY 10150 - 5179

Partial Withdrawal Rider Schedule


Policyholder:                   [Golden Investors Trust]
Group Policy Number:            [123-1234]

Certificate Owner:              [John Q Publicity]
Certificate Number:             [12345]


Minimum Partial Withdrawal:     [$1,000]

Maximum Withdrawal Percentage:  [15%]

Partial Withdrawal Charge: [The lesser of $25 and 2% of the amount withdrawn]